UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2) *

ARI Network Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

001930205

(CUSIP Number)

Thomas J. Morgan, Esq.
Lewis and Roca, LLP
40 North Central Avenue
Phoenix, Arizona 85004
(602) 262-5712

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 285716106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (entities only). Douglas M. Singer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 600,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 600,000
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.: 285716106

Item 1.	Security and Issuer

(a)	Common Stock, $0.001 par value
(b)	ARI Network Services, Inc. 10850 West Park Place Suite 1200 Milwaukee, Wisconsin 53224

Item 2.	Identity and Background

(a)	Name: Douglas M. Singer
(b)	Business Address: 9833 East Dreyfus Avenue Scottsdale, Arizona 85260
(c)	Occupation: Private Investor
(d)	Criminal Convictions in Last Five Years: None
(e)	Civil Proceedings Regarding Securities Violation in Last Five Years: None
(f)	Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Consideration Personal funds.

Item 4.	Purpose of Transaction

Shares have been acquired and sold by the reporting person through market and negotiated transactions for investment purposes.  The reporting person may acquire or sell additional shares in the open market, in private transactions or otherwise depending on various factors, including general market and industry conditions, and the issuer’s financial condition and results of operation.  The reporting person does not currently contemplate engaging in any transactions set forth in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Douglas M. Singer directly holds 600,000 shares or 7.7% of the total outstanding common shares of ARI Network Services, Inc.

(b)
(i)           Sole power to vote or to direct the vote: 600,000
(ii)          Shared power to vote or direct the vote: 0
(iii)         Sole power to dispose or to direct the disposition of the shares: 600,000
(iv)         Shared power to dispose or to direct the disposition of the shares: 0

(c)	(i) Douglas M. Singer

CUSIP No.: 285716106

(ii)-(iv)

Date	Amount	Price

1/15/2010	(5,000)	$0.80
1/15/2010	(5,000)	$0.80
1/15/2010	(1,638)	$0.75
1/15/2010	(4,262)	$0.80
1/26/2010	7,800	$0.80
1/27/2010	2,525	$0.75
2/2/2010	13,753	$0.90
2/24/2010	(200)	$0.85
3/1/2010	(4,800)	$0.75
3/8/2010	(5,000)	$0.80
3/16/2010	(5,000)	$0.80
3/16/2010	(6,300)	$0.80
3/16/2010	(3,700)	$0.80
3/19/2010	(13,900)	$0.85
3/22/2010	(200)	$0.85
3/22/2010	(5,900)	$0.80
3/23/2010	(3,764)	$0.75
3/23/2010	(3,036)	$0.75
3/23/2010	(100)	$0.75
3/23/2010	(10,000)	$0.80
3/23/2010	(13,100)	$0.80

(v)	All purchases and sales were made in open market transactions through the OTCBB.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer None.

Item 7.	Material to Be Filed as Exhibits None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2010	/s/ Douglas M. Singer
Date	Douglas M. Singer